

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 11, 2018

<u>Via E-mail</u>
Michael H. Lou
Chief Financial Officer
Oasis Petroleum Inc.
1001 Fannin Street, Suite 1500
Houston, Texas 77002

    Re: Oasis Petroleum Inc.
           Form 10-K for Fiscal Year Ended December 31, 2016
           Filed February 23, 2017
           File No. 001-34776

Dear Mr. Lou:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Brad Skinner

                    Brad Skinner
                    Senior Assistant Chief Accountant
                    Office of Natural Resources